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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            The Asia Tigers Fund, Inc
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    04516T105
                                    ---------
                                 (CUSIP Number)

                                 Clayton Gillece
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 30, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / X /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
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
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CUSIP NO. 04516T105                   13D                           PAGE 2 of 11
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----------------  --------------------------------------------------------------
       1          NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
----------------  --------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A) |_|
                                                                        (B) |_|
----------------  --------------------------------------------------------------
       3          SEC USE ONLY

----------------  --------------------------------------------------------------
       4          SOURCE OF FUNDS*

                  OO
----------------  --------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(D) OR 2(E)                             |_|
----------------  --------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  England and Wales
----------------  --------------------------------------------------------------
                    7      SOLE VOTING POWER

  NUMBER OF                2,294290
                  -------  -----------------------------------------------------
    SHARES        -------  -----------------------------------------------------
                    8      SHARED VOTING POWER
 BENEFICIALLY
                           0
   OWNED BY       -------  -----------------------------------------------------
                  -------  -----------------------------------------------------
     EACH           9      SOLE DISPOSITIVE POWER

  REPORTING                2,294,290
                  -------  -----------------------------------------------------
    PERSON        -------  -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
     WITH
                           0
----------------  --------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,294,290
----------------  --------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES |_|
----------------  --------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.8%
----------------  --------------------------------------------------------------
      14          TYPE OF REPORTING PERSON*

                  HC
----------------  --------------------------------------------------------------

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CUSIP NO. 04516T105                   13D                           PAGE 3 of 11
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----------------  --------------------------------------------------------------
       1          NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  City of London Investment Management Company Limited, a
                  company incorporated under the laws of England and Wales.
----------------  --------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A) |_|
                                                                        (B) |_|
----------------  --------------------------------------------------------------
       3          SEC USE ONLY

----------------  --------------------------------------------------------------
       4          SOURCE OF FUNDS*

                  WC
----------------  --------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(D) OR 2(E)                             |_|
----------------  --------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  England and Wales
----------------  --------------------------------------------------------------
                    7      SOLE VOTING POWER

  NUMBER OF                2,292,590
                  -------  -----------------------------------------------------
    SHARES        -------  -----------------------------------------------------
                    8      SHARED VOTING POWER
 BENEFICIALLY
                           0
   OWNED BY       -------  -----------------------------------------------------
                  -------  -----------------------------------------------------
     EACH           9      SOLE DISPOSITIVE POWER

  REPORTING                2,292,590
                  -------  -----------------------------------------------------
    PERSON        -------  -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
     WITH
                           0
----------------  --------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,292,590
----------------  --------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES |_|
----------------  --------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.8%
----------------  --------------------------------------------------------------
      14          TYPE OF REPORTING PERSON*

                  IA
----------------  --------------------------------------------------------------

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CUSIP NO. 04516T105                   13D                           PAGE 4 of 11
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ITEM 1.  SECURITY AND FUND.
         -----------------

         This statement relates to the shares (the "Shares") of common stock, par value $.001 per share, of The Asia Tigers Fund, Inc., a Maryland corporation (the "Fund"). The principal executive offices of the Fund are located at 622 Third Avenue, 8th Floor, New York, NY 10017.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a), (b) and (c). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

         The principal business of CLIG is serving as the parent holding company for the City of London Group of companies, including CLIM. The business address and principal executive offices of CLIG are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.

         CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Global Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, MP Emerging Markets Country Fund ("MPEM"), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario, and Tradex Global Equity Fund ("Tradex"), an Ontario mutual fund. The business address and principal executive offices of CLIM are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.

         CLIG also controls City of London Quantitative Management Ltd. ("CLQM"), which acts as an investment adviser to Global Optimization Fondo de Inversion Internacional ("Global"), a closed-end fund organized under the laws of Chile. EWF, GEM, IEM, MPEM, GFM, Tradex and Global are referred to herein as the "City of London Funds."

         The Shares to which this Schedule 13D relates are owned directly by the City of London Funds.

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CUSIP NO. 04516T105                   13D                           PAGE 5 of 11
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         (d) and (e). During the last five years, none of the Reporting Persons or, to the knowledge or belief of the Reporting Persons, none of the natural persons identified in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f). Each of the Reporting Persons is a company incorporated under the laws of England and Wales. Each natural person identified in this Item 2 is a citizen of Great Britain.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds.

         The aggregate purchase price of the 2,294,290 Shares beneficially owned by the Reporting Persons was $16,428,305, inclusive of brokerage commissions.

         The aggregate purchase price of the 345,100 Shares beneficially owned by EWF was $2,822,758, inclusive of brokerage commissions.

         The aggregate purchase price of the 615,400 Shares beneficially owned by GEM was $4,991,352, inclusive of brokerage commissions.

         The aggregate purchase price of the 598,450 Shares beneficially owned by IEM was $4,544,581, inclusive of brokerage commissions.

         The aggregate purchase price of the 589,940 Shares beneficially owned by MPEM was $3,854,990, inclusive of brokerage commissions.

         The aggregate purchase price of the 98,700 Shares beneficially owned by GFM was $595,517, inclusive of brokerage commissions.

         The aggregate purchase price of the 45,000 Shares beneficially owned by Tradex was $241,278, inclusive of brokerage commissions.

         The aggregate purchase price of the 1,700 Shares beneficially owned by Global was $14,510, inclusive of brokerage commissions.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         From time to time, the Reporting Persons have acquired beneficial ownership of Shares

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CUSIP NO. 04516T105                   13D                           PAGE 6 of 11
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         in the ordinary course of business for investment purposes and have held Shares in such capacity.

         On October 29, 2001, President and Fellows of Harvard College ("Harvard") filed a Schedule 13D with the Securities and Exchange Commission stating its intention to submit a stockholder proposal for consideration by the Fund's stockholders at the 2002 annual meeting of stockholders and for inclusion in the proxy statement relating thereto. According to the Schedule 13D, the proposal will be to terminate the investment management agreement between the Fund and Advantage Advisers, Inc., a subsidiary of CIBC World Markets Corp.

         The Reporting Persons have expressed to a member of the Board of Directors and Representative of the Manager of the Fund its views concerning their lack of commitment to address and take meaningful actions to reduce in a permanent way the substantial and persistent discount to NAV at which the Fund's shares trade. In this regard, the Reporting Persons do not believe that it is appropriate for the Board to be relying on the markets and small self-tender offers for a solution. Instead, the Reporting Persons believe that a proper solution requires a significantly more active policy on the matter than that put in place by the Board. In addition, the Reporting Persons believe that establishing a threshold for conducting minor self-tenders at a discount to NAV of 15% is a statement by the Board that it believes that a persistent discount of just under 15% is acceptable to the shareholders. Accordingly, the Reporting Persons presently intend to vote all shares of the Fund that they beneficially own in favor of Harvard's proposal to terminate the investment management agreement between the Fund and Advantage Advisers, if such a proposal is made at the annual meeting.

         The Reporting Persons believe that management and the Board should now openly and publicly commit to the shareholders to address the substantial and persistent discount to NAV and to enhance shareholder value through whatever means necessary, with no prejudice for or against any option (e.g., open-ending (including by way of merger), substantial tender, liquidation, conversion to interval status, conversion to an index-based exchange-traded fund (or, if permissible, an actively managed ETF), termination of the investment management agreement, etc.). Furthermore, in the future the Reporting Persons will consider supporting shareholder proposals aimed at addressing, in a more meaningful manner, the Fund's discount to NAV and enhancing shareholder value. Such proposals might include, but are not necessarily limited to, an opposing slate of directors who would be committed to addressing the discount and any of the actions described above.

         In addition to the foregoing, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Fund, and the Reporting Persons reserve the right, subject to applicable law, (i) to hold their Shares as passive investors or as active investors (whether or not as members of a "group" with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or

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CUSIP NO. 04516T105                   13D                           PAGE 7 of 11
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         otherwise, (iii) to dispose of all or part of their holdings of Shares,
         (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change their intentions with respect to any or all of the matters referred to in this Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Fund, market activity in the Shares, an evaluation of the Fund and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

         Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.


ITEM 5.  INTERESTS IN SECURITIES OF THE FUND.
         -----------------------------------

         (a) and (b). As of November 28, 2001, EWF, GEM, IEM, MPEM, GFM, Tradex and Global owned directly 345,100, 615,400, 598,450, 589,940, 98,700,
         45,000 and 1,700 Shares, respectively, representing approximately 1.77%, 3.16%, 3.07%, 3.03%, 0.51%, 0.23% and 0.01%, respectively, of the 19,493,784 Shares outstanding as of July 31, 2001, as disclosed in the Fund's press release dated August 17, 2001 (the "Press Release").

         As of November 28, 2001, CLIG, through its control of CLIM and CLQM, had sole voting and dispositive power with respect to all 2,294,290 Shares to which this Schedule 13D relates, representing approximately 11.8% of the 19,493,784 Shares outstanding as of July 31, 2001, as disclosed in the Press Release.

         As of November 28, 2001, CLIM, in its capacity as investment adviser to the City of London Funds other than Global, had sole voting and dispositive power with respect to 2,292,590 Shares owned directly by these City of London Funds, representing approximately 11.8% of the 19,493,784 Shares outstanding as of July 31, 2001, as reported in the Press Release.

         (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth on Annex B to this Schedule 13D.

         (d). None

         (e). Not Applicable

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CUSIP NO. 04516T105                   13D                           PAGE 8 of 11
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE FUND.
         -------------------------

         Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         None.

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CUSIP NO. 04516T105                   13D                           PAGE 9 of 11
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 30, 2001


                                           CITY OF LONDON INVESTMENT GROUP PLC


                                           / s / Douglas F. Allison
                                           -------------------------------------
                                           Name: Douglas F. Allison
                                           Title:   Finance Director




                                           CITY OF LONDON INVESTMENT MANAGEMENT
                                           COMPANY LIMITED


                                           / s / Clayton Gillece
                                           -------------------------------------
                                           Name: Clayton Gillece
                                           Title:   Director

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CUSIP NO. 04516T105                   13D                          PAGE 10 of 11
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                                     ANNEX A

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 10 Eastcheap, London EC3M ILX, England.

              Andrew Davison               Chairman
              Barry Olliff                 Chief Executive Officer
              Douglas Allison              Finance Director
              Peter O'Sullivan             Compliance Director
              Omar Ashur                   Non-Executive Director
              George Robb                  Non-Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 10 Eastcheap, London EC3M ILX, England.

              Barry Olliff                 Chief Investment Officer
              Douglas Allison              Finance Director
              Peter O'Sullivan             Compliance Director
              Mark Dwyer                   Director
              Clayton Gillece              Director
              Michael Russell              Director

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CUSIP NO. 04516T105                   13D                          PAGE 11 of 11
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                                     ANNEX B

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS


                        Number of Shares     City of London
                        of Common Stock        Fund which        Price Per Share
       Date           Purchased/(Sold)(1)   Purchased/(Sold)(1)         (US$)
       ----           -------------------   -------------------         -----

October 9, 2001             50,000                 GFM                  5.27
October 11, 2001            25,000               Tradex                 5.39
October 16, 2001            20,000               Tradex                 5.33
October 16, 2001             7,000                 GFM                  5.33




---------------------

     (1) ALL PURCHASES/SALES WERE EFFECTED THROUGH OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS.